Exhibit 3.5
Additions are noted by [  ].

Amendments to Bylaws of

WISCONSIN PUBLIC SERVICE CORPORATION

As In Effect ~~August 15, 2004[~~February 21, 2007]

ARTICLE II. SHAREHOLDERS

1.	Annual Meeting

The annual meeting of the shareholders ("Annual Meeting") shall be held each year ~~not later than the fourth Tuesday in May,~~ at such time or on such day as may be designated by resolution of the Board of Directors. In fixing a meeting date for any Annual Meeting, the Board of Directors may consider such factors as it deems relevant within the good faith exercise of its business judgment.

2.	Purposes of Annual Meeting

At each Annual Meeting, the shareholders shall elect the ~~number of directors equal to the number of directors in the class whose term expires at the time of such Annual Meeting[~~directors] and transact such other business as may properly come before the Annual Meeting in accordance with Section 14 of Article II of these By-laws. If the election of directors shall not be held on the date fixed as herein provided, for any Annual Meeting, or any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of shareholders (a "Special Meeting") as soon thereafter as is practicable.

ARTICLE III. BOARD OF DIRECTORS

1. General Powers

The business and affairs of the Corporation shall be managed by its Board of Directors. The Board shall determine the nature and character of the business to be conducted by the Corporation and the method of doing so; what employees, agents, and officers shall be employed and their compensation; and what purchases or contracts for purchase shall be made. The Board may delegate any of its aforesaid powers to committees or to officers, agents, or employees as it may from time to time determine.

2. Number of Directors

The number of directors of the Corporation shall be ~~nine, divided into three classes: Class A - 3 members, Class B - 3 members, and Class C - 3 members[~~eight (8).]

3. Term

At ~~the 1988 annual meeting of shareholders, the directors of Class A shall be elected for a term to expire at the first annual meeting of shareholders after their election, and until their successors are elected and qualify, the directors of Class B shall be elected for a term to expire at the second annual meeting of shareholders after their election, and until their successors are elected and qualify, and the directors of Class C shall be elected for a term to expire at the third annual meeting of shareholders after their election and until their successors are elected and qualify. At~~ each annual meeting of shareholders ~~after the 1988 annual meeting of shareholders, the successors to the class of directors whose terms shall expire at the time of such annual meeting~~,[ the directors] shall be elected to hold office until the ~~third succeeding[~~next] annual meeting of shareholders, and until their successors are elected and qualify.